

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

November 16, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
      Preliminary Proxy Statement on Schedule 14A
      Amendment 9 Filed November 13, 2007
      File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated November 8, 2007. Please revise to make corresponding revisions relating to Mr. Jensen and Elmet stockholders in the same sections where you discuss the Harbor insiders.

2.   Please revise the first paragraph on page 156 to clarify the factors that accounted for the $1.8 million decrease in "demand." Similarly, please revise the second paragraph on page 157 to clarify the factors in quantitative terms underlying the $1.6 million decrease in gross profit. We note that despite these *decreases*, the last paragraph on page 158

indicates that accounts receivable increased due to an *increase* in sales. Please revise to clarify.

Risk Factors, page 33

3. We note your response to comment two from our letter dated November 8, 2007 and your revised disclosure on page 50. Please revise to identify the two creditors. Also, with a view towards disclosure, please advise us of all creditors that have agreed to waive any claims such creditors might have against your trust account and all creditors that have agreed to defer payment until closing.

Annual Cash Incentive Bonuses, page 148

4. Please refer to prior comment four. We note the statement on page 146 that Elmet does not view base salaries as primarily serving Elmet's objective of paying for performance, and that Elmet believes that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced management. Please revise the discussion of base salary to clarify Elmet's belief regarding why salaries do not primarily serve performance based objectives. How does Elmet determine what the competitive base salary should be, and what primary factors are considered, given that performance is not one? Also, please revise to explain how the elements of compensation, including salaries and bonus, fit into Elmet's overall compensation objectives and affect decisions regarding other elements of compensation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

                Sincerely,

                John Reynolds
                Assistant Director

cc: John D. Chambliss (by facsimile)
        Facsimile: 617-305-3160